Offering Statement for BNNano, Inc.

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All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss: paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

BNNano, Inc.

2119 West Webb Ave

Burlington, NC 27519

Eligibility

2. **The following are true for BNNano, Inc.:**

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

- Not an investment company registered or required to be registered under the Investment Company Act of 1940.

- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

Name
Jason Taylor

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
12/22/2016	Present	BNNano, Inc.	CTO and Founder

Job Description: Lead research, technology development, and engineering activities Set direction and roadmaps for technology, intellectual property, and new products. Identify and execute on joint development projects Short bio: Jason began his career as a Process Development Engineer, working to identify critical factors and optimize multilayer GaN epitaxy for LED products initially introduced in the

dashboards of cars, cellphones, and video screens. Working directly with customers and internal R&D groups, Taylor helped to develop innovative ways to address market opportunities creating ten patents along the way. During this time, Jason began looking for new materials that could lead to the "next" revolution; he found Boron Nitride Nanotubes. Jason earned a B.S. and M.S. in Materials Science and Engineering from Virginia Tech. LinkedIn: https://www.linkedin.com/in/jason-taylor-a6a8b8126/

Name
Steve Wilcenski

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
12/22/2016	Present	BNNano, Inc.	CEO and Founder

Job Description: Responsible for Business Development, Sales and Marketing; Lead all Financial Activities; Responsible for Contract negotiations and Legal activities; Lead Human Resources and all outsourced Resources; Contributed to research, technology development, and engineering activities; Set direction and roadmaps for technology, intellectual property, and new products. Identify and execute on joint development projects; Short bio: For over 20 years, Steve has been an active member of teams designing and developing technologies and products on the micro and nano-scale. Many of these products have enabled disruptive technologies for markets, including Defense, Aerospace, Biomedical, Automotive, Communications, and Consumer Electronics. Before co-founding BNNano, Steve was the President and General Manager for the MEMS Business Unit of MEMSCAP, SA. Steve earned a B.S. in Material Science and Engineering from North Carolina State University, an M.S. in Chemistry from Clemson University, and an MBA from North Carolina State University. LinkedIn: https://www.linkedin.com/in/steve-wilcenski-0171791/

Name
Theodore Kalmbach

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
09/01/2020	Present	BNNano, Inc.	Chief Strategy Officer
04/01/2006	09/01/2020	U.S. Department of State	Foreign Service Officer

Job Description: Working in conjunction with the CEO to drive series-A fundraising efforts; Aggressively expanding BNNano's portfolio of international clients and strategic partners.; Work experience: Political Officer (Diplomat) for the U.S. Department of State - April 2006 – September 2020: (Served in Afghanistan, the Philippines, Austria, and parts of Africa, and the Middle East) Job Description: Working out of the Embassy in Manila, engaged with the U.S. military and Filipino government on counterterrorism as well as multilateral assistance programs across the country.; While at the U.S. Embassy in Vienna, was active in representing the U.S. Ambassador on the diplomatic circuit, having contact with numerous host country and third-country officials and developed deep expertise in the roles and responsibilities of international organizations based in Vienna (IAEA, UN, OSCE, OPEC). As a fluent German speaker with prior employment in Germany, assisted in public diplomacy efforts to enhance U.S. interests with EU nations at a time of strained relations.; Developed expertise in multilateral Arms Control and Non-Proliferation efforts. Supported U.S. diplomatic efforts to negotiate agreements in this realm and monitor implementation and verification.; Supported U.S. public diplomacy and messaging efforts. Oversight and management of large budgets and familiarity with Congressional budgetary and oversight responsibilities and reporting requirements. Prepared testimony for Congress. ; Short bio: Ted began his career as a strategy consultant for Accenture in Munich and Berlin, focused on the automotive/energy sectors. He joined the Institute for Defense Analyses in 2004, supporting the Pentagon's counter-insurgency strategy, then

transitioned to the U.S. Department of State in 2006, serving as a diplomat in Afghanistan, the Philippines, and Austria. Ted graduated from Boston College with a B.A. in International Affairs and completed a Fulbright Scholarship in Duesseldorf, where he analyzed the German and Chinese energy markets. Ted later earned a M.A. from Johns Hopkins in National Security Strategy. LinkedIn: https://www.linkedin.com/in/theodore-kalmbach-935aa0196/

Name
Mark Edmond

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
12/22/2016	Present	BNNano, Inc.	Director of Operations

Job Description: Oversee material development and characterization activities around Boron Nitride Nanobarbs [BNNB] applications in polymer and metal systems.; Create and refine processes to enable consistent production of BNNB.; Ensure maintenance of equipment used for production and R&D actions relating to BNNB.; Coordinate with management group to develop and execute plans to fill customer requests and orders.; Manage staff regarding daily activities.; Identify external resources to facilitate the advancement and completion of projects.; Short bio: Before the joining BNNano, Mark helped upstart lighting company, LED Lighting Fixtures, Inc. (LLF), develop the first commercially viable LED general lighting products. After Cree purchased LLF in 2008, Mark held roles as Product Development Manager and R&D Researcher in LED lighting, notably inventing concepts for Cree's CR series of LED lamps and developing Cree's line of consumer light bulbs. Mark currently has 31 issued US patents and earned his B.S. in Ceramic Engineering from Alfred University. LinkedIn: https://www.linkedin.com/in/mark-edmond-49156b66/

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Steven Wilcenski

Securities:	5,000,000
Class:	Common Stock
Voting Power:	32.4%

Jason Taylor

Securities:	5,000,000
Class:	Common Stock
Voting Power:	32.4%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

BNNano, Inc. is an advanced manufacturing company that pioneered the patent-pending NanoBarb, a unique and enhanced Boron Nitride Nanotube, that when added to commodities, improves their natural properties changing them into extraordinary materials. BNNano believes small things change the world and are working to transform commodity materials and bring manufacturing jobs back to the United States. At BNNano, we are leveraging innovations in cutting edge materials science to transform, revitalize, and revolutionize industrial commodities. We are an advanced manufacturing company that pioneered the patent pending NanoBarb™, a unique and enhanced Boron Nitride Nanotube. When added to common materials, we believe that the NanoBarb™ can improve their natural properties, changing them into extraordinary materials. BNNano is currently one of few companies in the world with a commercially viable manufacturing process for Boron Nitride Nanotubes. We believe our costs are orders of magnitude lower than most of our competitors, our quality is higher, and our IP portfolio protects our Boron Nitride NanoBarb™. NanoBarbs™ is a unique and enhanced Boron Nitride Nanotube, that when added to certain commodities, we believe can improve their natural properties changing them into extraordinary materials. We believe that the transformational improvements of our products and technologies are adding value to commodity materials. But what could that mean? We believe it could mean that aluminum can become as strong as steel or titanium. ; We believe it could mean that copper can provide advanced thermal management solutions.; We believe it could mean that polyester could behave like Kevlar.; We believe it could mean that heat sinks could be made of plastic.; We believe our materials could provide new capabilities in water purification, fire prevention and enable hypersonic travel just to name a few.; We have focused on several market opportunities wherein the NanoBarbTM provides significant and meaningful value to our customers. BNNano's NanoBarbTM Powder is being applied in Additive Manufacturing. This industry is undergoing exponential growth given it's lower resource requirements, faster production cycle, and production flexibility. When our product is added, we believe it can augment performance with direct application and create revenue opportunities in 3D printing, automotive, aerospace, and numerous other industries. Our NanoBarbTM Enhanced Copper addresses a $20 billion market opportunity. We believe our product can improve thermal management of electronic components allowing for increased reliability, increased premature failure, faster microprocessor operation, and higher performance. Our NanoBarbTM Enhanced Aluminum has immediate applications within the light-weighting industry. Benefits include decreased weight, improved performance, increased fuel efficiencies, and increased vehicle load while maintaining and often improving strength and energy absorption. The current light-weighting market is estimated to be $200 billion.

BNNano, Inc. currently has 6 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in BNNano, Inc. speculative or risky:**

   1. Risks from Pandemics. We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.
   2. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.
   3. The failure to attract and retain key employees could hurt our business, and our management does not have extensive experience in the operation of businesses such as ours. Our success also depends upon our ability to attract and retain numerous highly qualified employees. Our failure to attract and retain skilled management and employees may prevent or delay us from pursuing certain opportunities. If we fail to successfully fill many management roles, fail to fully integrate new members of our management team, lose the services of key personnel, or fail to attract additional qualified personnel, it will be significantly more difficult for us to achieve our growth strategies and success.
   4. Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.
   5. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company.

6. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the Company does not have any plans to list these shares on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists their shares on an exchange, is acquired, or goes bankrupt.

7. You may only receive limited disclosure. While the Company must disclose certain information, since the Company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

8. The Company may never receive a future equity financing or undergo a liquidity event such as a sale of the Company or an initial public offering, and you may not be able to sell any shares that you purchase in this offering. The Company may never receive a future equity financing, or undergo a liquidity event such as a sale of the Company or an initial public offering (IPO). If a liquidity event does not occur, such as a sale of the Company or an IPO, the purchasers could be left holding Company securities in perpetuity. The Company's securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The securities have only a minority of voting rights and do not provide the ability to direct the Company or its actions.

9. Future fundraising may affect the rights of investors. In order to expand, the Company is raising funds, and may raise additional funds in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

10. Our ability to succeed depends on how successful we will be in our fundraising efforts. We rely on investment funds in order to use resources to build the necessary tech and business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

11. Our auditors' report includes a going concern paragraph. Our financial statements include a going-concern qualification from our auditors, which expresses substantial doubt about our ability to continue as a going concern. We have operated at a loss since inception. Our ability to operate profitably is dependent upon, among other things, obtaining additional financing for our operations. These factors, among others, raise substantial doubt about our ability to continue as a going concern. The accompanying financial statements do not include any adjustments that take into consideration the uncertainty of our ability to continue operations.

12. The Company has the right to extend the Offering deadline. The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the maximum offering amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time that Offering is closed, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

13. No governmental agency has reviewed the Company's offering and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this offering.

14. Fundraising outside of the platform. Our ability to succeed depends on how successful we will be in our fundraising effort. We plan to diversify fund-raising beyond this campaign, in order to use resources to build the necessary business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

15. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if they fail to perform in their current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

16. Our future growth depends on our ability to develop and retain customers. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.

17. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

18. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

19. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering

reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

20. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

21. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

22. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

23. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

24. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no

assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

25. *There is no present public market for these Securities and we have arbitrarily set the price.*

   The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

26. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

27. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

BNNano, Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $3,000,002 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   Payroll and new hires - Adding key hires to the team Facilities Improvement - For expanded capacity & new product lines Capital Equipment - For expanded capacity & new product lines Product Development - Metals, Polymers, others Sales and Marketing - Domestic and International Intellectual Property -

Additional Patent filings Research and Development - New materials and technologies Intermediary fees - Netcapital fee

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$147,000
Payroll (Current and New Hires)	$2,503	$750,000
Facilities Improvements	$501	$150,000
Capital Equipment	$1,668	$500,000
Product Development	$2,002	$600,000
Sales and Marketing	$1,335	$400,000
Intellectual Property	$834	$250,000
Research and Development	$667	$203,002
Total Use of Proceeds	**$10,000**	**$3,000,002**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and BNNano, Inc. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first

come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $1.87 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships.

The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	100,000,000	12,674,156	Yes	Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Common Stock ranks behind all issues of Preferred Stock in liquidation preference.
Preferred Stock	20,000,000	0	Yes	Preferred shareholders have dilution protected dividend preference for all Preferred Stock share classes, liquidation preferences, and voting rights. Preferred shares are convertible into Common Stock at the holder's election.

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Stock Option Plan		5,828,396

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

The existing SAFE agreements are subject to conversion into equity under certain circumstances, and if they convert you will be diluted by that conversion. The existing Stock Option Plan, if exercised at a future date, will dilute your ownership of the Company.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in its bylaws for all Securities sold in this Offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by Management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the company, our members may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority members may decide to issue additional membership interest units to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**

- **additional issuances of securities,**
- **issuer repurchases of securities,**
- **a sale of the issuer or of assets of the issuer or**
- **transactions with related parties?**

The issuance of additional shares of our common units will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common units, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities so that the above risk is mitigated, and there are fewer shares of common units outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	SAFE 1
Amount Outstanding:	$600,000
Interest Rate:	0.0%
Maturity Date:	No Maturity Date
Other Material Terms:	The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE

Preferred Stock. With a valuation cap of $5,000,000. Upon conversion, the SAFEs can convert with a discount rate of 80%.

Creditor(s):	SAFE 2
Amount Outstanding:	$645,000
Interest Rate:	0.0%
Maturity Date:	No Maturity Date
Other Material Terms:	The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. With a valuation cap of $5,000,000. Upon conversion, the SAFEs can convert with a discount rate of 80%.
Creditor(s):	SAFE 3
Amount Outstanding:	$220,000
Interest Rate:	0.0%
Maturity Date:	No Maturity Date
Other Material Terms:	The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. With a valuation cap of $5,000,000. Upon conversion, the SAFEs can convert with a discount rate of 80%.

25. **What other exempt offerings has BNNano, Inc. conducted within the past three years?**

Date of Offering:	12/2019
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	Common Stock
Amount Sold:	$139,000
Use of Proceeds:	Payroll and New Hires Research and Development Product Development - Boron Nitride NanoBarbs Intellectual Property - Patent Filings
Date of Offering:	12/2020
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	Common Stock
Amount Sold:	$552,648
Use of Proceeds:	Payroll and New Hires Research and Development Capital Equipment Product Development - Master Alloys Intellectual Property - Patent Filings
Date of Offering:	04/2021
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	Common Stock
Amount Sold:	$264,007

Use of Proceeds:	Payroll and New Hires Research and Development Capital Equipment Product Development - Master Alloys Intellectual Property - Patent Filings
Date of Offering:	09/2021
Exemption:	Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))
Securities Offered:	Common Stock
Amount Sold:	$1,069,655
Use of Proceeds:	Payroll and New Hires Research and Development Capital Equipment Product Development - Master Alloys Intellectual Property - Patent Filings
Date of Offering:	04/2022
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	Common Stock
Amount Sold:	$187,700
Use of Proceeds:	Operating expenses.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    BNNano, Inc. ("the Company") is a corporation organized under the laws of North Carolina. The Company operates as a manufacturer of nanomaterials. Its primary product, NanoBarb™ aims to provide solutions for problems across many structural applications. The Company pioneered the patent pending NanoBarb, a unique and enhanced Boron Nitride Nanotube, that when added to commodities, improves their natural properties changing them into extraordinary materials. Under the Company's articles of incorporation, the Company is authorized to issue 100,000,000 common shares and 20,000,000 preferred shares. Since inception the Company has financed a large portion of its operations through issuances of SAFE

agreements, as of the date of filing of this offering the outstanding balance on those SAFE agreements is $1,465,000. The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide the right to the holder to future equity in the Company in the form of SAFE Preferred Stock. With a valuation cap of $5,000,000. Upon conversion, the SAFEs can convert with a discount rate of 80%. The Company also has 5,828,396 shares reserved for issuance under its Stock Option Plan. The Company values each share option at $0.38 per share. In 2022 the Company was able to raise $187,700 via sale of its common stock under Regulation D exemption. As of the date of filing of this offering the Company had 12,674,156 shares of common stock issued and outstanding. During the first eight months of 2022 the Company was also able to generate approximately $200,000 in sales, which represents an increase of approximately 78% when compared to the previous full fiscal year. In the year ended December 31, 2021, sales amounted to $112,114, while the cost of goods sold was $34,968, resulting in a gross profit of $77,146. For the same year, the total operating expenses were $1,020,606 which after taxes and interest expenses resulted in a net loss of $956,926. During the same year, the Company was able to raise $1,069,655 via the sale of common stock through a Reg CF offering conducted on Netcapital. The Company also raised $264,007 via the sale of common stock under Regulation D exemption. In the same year, the Company paid back $44,868 that was outstanding via a Note Payable. The cash balance at the end of the fiscal year stood at $417,308. In the year ended December 31, 2020, sales amounted to $64,551, while the cost of goods sold was $79,279, resulting in a gross loss of $14,728. For the same year, the total operating expenses were $905,117 which after debt forgiveness, tax and interest expenses resulted in a net loss of $868,013. During the same year, the Company was able to raise $552,648 via the sale of common stock under Regulation D exemption. The Company also issued $195,000 in SAFE notes and $42,706 in Notes Payable. The cash balance at the end of the fiscal year stood at $82,794. With the net proceeds from this raise the Company plans to invest in payroll and new hires, facilities improvement, capital equipment, product development, sales and marketing, intellectual property and further research and development.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See attachments:

    CPA Audit Report: auditreport.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**
            3. **engaging in savings association or credit union activities?**
        2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

    4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
        1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
        2. **places limitations on the activities, functions or operations of such person?**
        3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

        If Yes to any of the above, explain:

    5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
2. Section 5 of the Securities Act?

6. **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**
7. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**
8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

BNNano, Inc. answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

The following is a transcript of a video which will be displayed on the Portal's offering page for the Company. Hi, I'm Steve Wilcenski, I'm CEO and one of the co-founders of BNNano. Every advancement throughout humanity has been defined by the materials that have been used during that era. You've got the stone age, the bronze age, the iron age, and to get into the challenges, the demands of the 21st century, we need to come up with new materials. One of the materials that has been specifically identified has been the Boron Nitride Nanotube. This is a material that was developed in the 1990s, and it was explored in the laboratory for about the next 20 to 30 years. And it remained on the laboratory level because no one could figure out how to produce this or to commercialize it. And that's until BNNano came along and in 2018, we came up with a proprietary process to where we've manufactured, what we call the Boron Nitride NanoBarb, which is a unique form of the Boron Nitride Nanotube. You add it to other things to make other things stronger, make other things better. So imagine if you will, what you could do if you had a spacecraft that was 40 percent lighter. What could you do if you had a plastic that could stop a bullet. What could you do if you could create a more environmentally friendly way to create fire protection. All of these things are possible with the Boron Nitride Nanotube. So there's a tremendous amount of opportunities and applications that this material can bring forward. Working with our customers and our strategic partners, we've shipped more than a quadrillion NanoBarbs since the last raise on Netcapital and BNNano was working with some world class customers and strategic partners: like the Navy, organizations like NASA and they're working to develop products and materials to protect astronauts in spacecraft. True Velocity out of Garland, Texas, who are working with enhanced polymers and plastics. We're working with Eck Industries out of Wisconsin to help develop and improve our aluminum and our metallurgy. We're working

with, uh, international companies as well, like Huneed out of Korea to help advance additive manufacturing in aerospace. We are fortunate that we have a world class group of customers and also have a lot of strategic relationships that we are looking to grow as we move forward. But how do these NanoBarbs work? Well, if you were to take rock candy and shrink it down to the nanoscale, this is a lot like what our NanoBarb looks like. It consists of a Nanotube, which is a lot like a straw. But only one or two atoms thick and super strong and super stiff. So why do we add these nano-crystals to the outside of the Nanotube? A lot like rebar and concrete, provides enough strengthening to enable skyscrapers to be built on the foundations. Our NanoBarb has this irregular surface, just like rebar, enables a significant strengthening in a lot of materials like aluminum and polymer and ceramics, which enable them to be significantly strengthened for new applications and a lot lighter materials for use in things like spaceships, cars, trains, personal protection and so on. Our NanoBarb comes in the form of a powder. And for example, right here is the most Boron Nitride Nanotubes that has ever been produced and held in one location. And we are getting ready to ship this to a customer, but we take this powder and we can add it to materials like aluminum and polymers to create filaments for additive manufacturing, higher strength aluminum for lighter weight structures and stronger structures. So when printing with our NanoBarb filament, not only is the filament super strong, but our NanoBarbs act like a screw between two pieces of wood in between the layers of filament, significantly enhancing that interlayer strength. The markets that we are striving for are raw materials. Which on its own is estimated to be a 10 billion marketplace by the year 2027. The other area where we have a great deal of interest is in lightweighting. And that is to make things lighter and stronger, which includes metals, it includes plastics, ceramics. That market is estimated to be almost 270 billion by the year 2027. And part of what we're doing now is we want to come back to the crowd to raise more funds so that we can engage with these customers so that we can continue to develop our product. And so that we can grow our company even more. The crowd gave us introductions to companies that have become our customers. They gave us introductions to people that have helped us understand our technology better and to help expand our business development opportunities. That's our roots. And we want to come back to you, to ask you again to join us as we grow our company, but we want to ask you for more than just an investment. What ideas do you have that we can consider? So we'd like to invite you to join the BNNano family, to invest in us, to help us grow the company, to help us develop new products that can really help humanity evolve into the next era of materials, to enable those ambitions for the 21st century.

The following documents are being submitted as part of this offering:

Governance:
    Certificate of Incorporation: certificateofincorporation.pdf
    Corporate Bylaws: corporatebylaws.pdf
Opportunity:
    Offering Page JPG: offeringpage.jpg
Financials:
    Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: https://www.bnnano.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

- the issuer liquidates or dissolves its business in accordance with state law.